VOTING RESULTS REPORT

Pursuant to Section 11.3 of National Instrument 51-102

OF

CUSAC GOLD MINES LTD.

(the "Company")

The Company reports that the following matters were voted upon by the Shareholders of the Company at the annual general meeting of the Company held on June 20, 2007 (the “Meeting”):

1.

The following directors were elected at the Meeting. There were no non-votes recorded.

Director	Votes For (% of votes)	Votes Withheld (% of votes)
David H. Brett	5,527,755 (92.09%)	135,900 (7.91%)
Guildford H. Brett	5,517,755 (92.07%)	145,900 (7.93%)
Luard J. Manning	5,540,755 (92.11%)	122,900 (7.89%)
George F. Sanders, Jr.	5,540,755 (92.11%)	122,900 (7.89%)
Dale A. Sketchley	5,541,755 (92.11%)	122,900 (7.89%)

2.

BDO Dunwoody, LLP, Chartered Accountants, were appointed as auditor of the Company and the directors were authorized to set the remuneration of the auditor, with 92.08% of votes cast (5,521,455 votes) in favour and 7.92% of votes cast (142,200 votes) withheld.

3.

An ordinary resolution of the shareholders was passed approving the continuation of the rolling share option plan allowing up to 10% of the Company’s issued and outstanding Common Shares to be reserved for issuance to eligible optionees at the grant of the options. Voting results on this resolution were 95.57% of votes cast (5,413,064 votes) in favour, and 4.42% of votes cast (250,591 votes) against. There were no “non-votes” on this resolution.